UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHILLIPS 66 PARTNERS LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

718549 207
(CUSIP Number)

Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary 3010 Briarpark Drive Houston, Texas 77042 (855) 283-9237

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 55,076,069 (1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 55,076,069 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,076,069 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 74.5%
14.	Type of Reporting Person: CO

(1)
Includes 19,858,957 common units representing limited partner interests ("Common Units"), or 51.3% of the outstanding Common Units, and 35,217,112 subordinated units representing limited partner interests ("Subordinated Units"), or 100% of the outstanding Subordinated Units, in the Issuer held directly by Phillips 66 Company ("P66 Company"). Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by P66 Company.

CUSIP No.: 718549 207
1.	Name of Reporting Person: PHILLIPS 66 COMPANY
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) (b)
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: -- 8. Shared Voting Power: 55,076,069 (1) 9. Sole Dispositive Power: -- 10. Shared Dispositive Power: 55,076,069 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 55,076,069
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13.	Percent of Class Represented By Amount In Row (11): 74.5%
14.	Type of Reporting Person: CO

(1)
Includes 19,858,957 common units representing limited partner interests ("Common Units"), or 51.3% of the outstanding Common Units, and 35,217,112 subordinated units representing limited partner interests ("Subordinated Units"), or 100% of the outstanding Subordinated Units, in the Issuer held directly by Phillips 66 Company ("P66 Company"). Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by P66 Company.

Item 1.    Security and Issuer
This Schedule 13D relates to the common units (“Common Units”) of Phillips 66 Partners LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 3010 Briarpark Drive, Houston, Texas 77042.
Item 2.    Identity and Background

(a)	The names of the reporting persons are:

(i) Phillips 66 (“PSX”), a Delaware corporation that wholly owns Phillips 66 Company (“P66 Company”), a Delaware corporation. The name of each director and executive officer of each of PSX and P66 Company, and each individual’s principal occupation, is set forth on Schedule I to this Schedule 13D.

(ii) P66 Company, a Delaware corporation that is wholly owned by PSX.

(b)	The business address of PSX, P66 Company, and each person listed in Schedule I is 3010 Briarpark Drive, Houston, Texas 77042.

(c)
PSX is a growing energy manufacturing and logistics company with an investment grade credit rating and midstream, chemicals, refining, and marketing and specialties businesses with a key focus on safe and reliable operations. P66 Company focuses on refining, marketing and transportation operations, natural gas gathering, processing, transmission, and marketing operations, and petrochemical operations.

(d)	Within the last five years, neither PSX, P66 Company, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)
Within the last five years, neither PSX, P66 Company, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Issuer is managed and operated by the board of directors and executive officers of Phillips 66 Partners GP LLC, its general partner (the “General Partner”). P66 Company, a direct wholly owned subsidiary of PSX, owns all of the membership interests in the General Partner and has the right to appoint the entire board of directors of the General Partner. Accordingly, the General Partner is an indirect wholly owned subsidiary of PSX and PSX may be deemed to indirectly beneficially own the securities held by each of P66 Company and the General Partner.
Item 3.    Source and Amount of Funds or Other Consideration
On February 13, 2014, the Issuer entered into the Contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with the General Partner and P66 Company. Pursuant to the Contribution Agreement, the Issuer agreed to acquire from P66 Company, through a series of related intercompany contributions, PSX’s Gold Product Pipeline System and two refinery-grade propylene storage spheres known as the Medford Spheres.

The total consideration for the assets acquired by the Issuer pursuant to the Contribution Agreement was $700 million, which included $400 million in cash and the issuance of 3,530,595 Common Units to P66 Company. As part of the same transaction, the Issuer issued 72,053 general partner units of the Partnership (“General Partner Units”) to the General Partner to maintain its 2% general partner interest in the Issuer. The Issuer also assumed a 5-year, $160 million note payable to a subsidiary of P66 Company. The Common Units were issued to P66 Company on February 28, 2014 as part of the closing of the transactions contemplated by the Contribution Agreement.
The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on February 13, 2014, which is incorporated in its entirety in this Item 3.
Item 4.    Purpose of Transaction
The purpose of the acquisition by P66 Company of the Common Units and General Partner Units that were the subject of the Contribution Agreement is for general investment purposes.
Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Common Units in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Units; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5.    Interest in Securities of the Issuer
(a)    P66 Company beneficially owns 19,858,957 Common Units, representing approximately 51.3% of the Issuer’s outstanding Common Units. The percentage of Common Units owned by P66 Company is based upon 38,747,707 Common Units and 35,217,112 Subordinated Units reported to be outstanding by the Issuer as of February 28, 2014, in the case of Common Units based on information provided by the Issuer, and as of February 14, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K filed on February 21, 2014, in the case of Subordinated Units. 3,530,595 additional Common Units were issued as consideration for the assets acquired by the Issuer pursuant to the Contribution Agreement, increasing the total number of the Issuer’s outstanding Common Units to 38,747,707 as of February 28, 2014.
(b)    As described in Item 2 above, the Issuer is managed and operated by the board of directors and executive officers of the General Partner. P66 Company, a direct wholly owned subsidiary of PSX, owns all of the membership interests in the General Partner and has the right to appoint the entire board of directors of the General Partner. Accordingly, the General Partner is an indirect wholly owned subsidiary of PSX, and PSX may be deemed to indirectly beneficially own the securities held by each of P66 Company and the General Partner. Furthermore, through its board of directors (the “PSX Board”), PSX, with the support of a majority of the PSX Board, has the indirect power to control voting and investment decisions made by the board of directors of P66 Company (the “P66 Board”) with respect to the Common Units. The PSX Board and the P66 Board are comprised of those directors listed in Schedule I to this Schedule 13D. No individual member of the PSX Board or the P66 Board is deemed to hold any beneficial ownership in the Common Units held by either of PSX or P66 Company. Except as described in this Schedule 13D, neither PSX nor P66 Company has the power to direct the vote as to, or the disposition of, any Common Units of the Issuer held by P66 Company.

(c)    Except as set forth in Item 3 of this Schedule 13D, P66 Company has not effected any transactions in the Issuer’s Common Units within the past 60 days and neither PSX nor any person listed on Schedule I has effected any transactions in the Issuer’s Common Units within the past 60 days.

(d)    Neither PSX nor P66 Company have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units held in the name of P66 Company and reported herein.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 3 above summarizes certain provisions of the Contribution Agreement and is incorporated herein by reference. A copy of the Contribution Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.
The Partnership Agreement
The General Partner, as the sole general partner of the Partnership, and P66 Company, as an initial limited partner of the Partnership, are party to the First Amended and Restated Agreement of Limited Partnership, dated as of July 26, 2013 (the “Partnership Agreement”).
Cash Distributions
The Partnership Agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending September 30, 2013, the Partnership distribute all of its available cash to unitholders of record on the applicable record date.
Available cash is defined in the Partnership Agreement. Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

•	less, the amount of cash reserves established by the General Partner to:

◦
provide for the proper conduct of the Partnership’s business (including reserves for the Partnership’s future capital expenditures, future acquisitions, anticipated future debt service requirements and refunds of collected rates reasonably likely to be refunded as a result of a settlement or hearing related to Federal Energy Regulatory Commission (FERC) rate proceedings or rate proceedings under applicable law subsequent to that quarter).

◦	comply with applicable law, any of the Partnership or its subsidiaries’ debt instruments or other agreements.

◦
provide funds for distributions to the Partnership’s unitholders and to the General Partner for any one or more of the next four quarters (provided that the General Partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent the Partnership from distributing the minimum quarterly distribution on all Common Units and any cumulative arrearages on such Common Units for the current quarter).

•
plus, if the General Partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Under the Partnership’s current cash distribution policy, the Partnership intends to make quarterly distributions to the holders of the Common Units and Subordinated Units in an amount equal to or greater than the minimum quarterly distribution of $0.2125 per unit, or $0.85 per unit on an annualized basis, to the extent the Partnership has sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to the General Partner. However, there is no guarantee that the Partnership will pay the minimum quarterly distribution on its units in any quarter. The amount of distributions paid under the cash distribution policy and the decision to make any distribution will be determined by the General Partner, taking into consideration the terms of the Partnership Agreement.
The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2125 per Common Unit, which amount is defined in the Partnership Agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will accrue or be payable on the Subordinated Units.
The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter during the subordinated period in the following manner:

•
first, 98% to the common unitholders, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•
second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•
third, 98% to the subordinated unitholders, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement, taking into account the General Partner’s incentive distribution rights.
The General Partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48%, of the available cash the Partnership distributes from operating surplus (as defined in the Partnership Agreement) in excess of $0.244375 per unit per quarter. The maximum distribution of 48% does not include any distributions that the General Partner or its affiliates may receive on Common Units, Subordinated Units or General Partner Units that it owns.
The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter after the subordination period in the following manner:

•
first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement, taking into account the General Partner’s incentive distribution rights.
Conversion of Subordinated Units
The subordination period generally will end on the first business day after the Partnership has earned and paid at least (i) $0.85 (the minimum quarterly distribution on an annualized basis) on each outstanding Common Unit, Subordinated Unit and General Partner Unit, for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2016, or (ii) $1.275 (150% of the annualized minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and General Partner Unit, in addition to any distribution made in respect of the incentive distribution rights, for any four-consecutive-quarter period ending on or after December 31, 2014, in each case provided that there are no arrearages on the Common Units at that time. Additionally, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.
Issuance of Additional Units
The Partnership Agreement authorizes the Partnership to issue an unlimited number of units (other than General Partner Units) on the terms determined by the General Partner without unitholder approval.
Limited Voting Rights
The General Partner will manage and operate the Partnership, and the unitholders will have only limited voting rights. Unitholders will have no rights to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding Common Units and Subordinated Units, including any Common Units and Subordinated Units owned by the General Partner and its affiliates, voting together as a single class. PSX indirectly owns an aggregate of approximately 74.5% of the Common Units and Subordinated Units. This currently gives PSX the ability to prevent the involuntary removal of the General Partner.
Limited Call Right
If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.
Registration Rights
Pursuant to the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests (other than the General Partner Units) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.
References to, and descriptions of, the Partnership Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on July 26, 2013, which is incorporated in its entirety in this Item 6.
The General Partner’s Limited Liability Company Agreement
Under the Second Amended and Restated Limited Liability Company Agreement of the General Partner, P66 Company has the right to designate or elect the members of the board of directors of the General Partner. PSX controls P66 Company because P66 Company is a 100% owned subsidiary of PSX.
Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement
2
Contribution, Conveyance and Assumption Agreement, dated as of February 13, 2014, by and among Phillips 66 Partners LP, Phillips 66 Partners GP LLC and Phillips 66 Company, dated as of February 13, 2014 (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on February 13, 2014).

3
First Amended and Restated Agreement of Limited Partnership of Phillips 66 Partners LP dated as of July 26, 2013 between Phillips 66 Partners GP LLC and Phillips 66 Company (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on July 26, 2013).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2014		Phillips 66
	By:	/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

By:	Phillips 66 Company
/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Schedule I
Information regarding each director and executive officer of both Phillips 66 and Phillips 66 Company is set forth below.

Phillips 66
Name, Title	Principal Occupation	Citizenship
Directors
J. Brian Ferguson	Retired former Chairman of Eastman Chemical Company	U.S.
William R. Loomis Jr.	Independent financial advisor	U.S.
Harold W. McGraw III	Chairman of McGraw Hill Financial	U.S.
Glenn F. Tilton	Chairman of the Midwest of JPMorgan Chase & Co.	U.S.
Victoria J. Tschinkel	Executive Committee of 1000 Friends of Florida	U.S.
Marna C. Whittington	Retired former CEO of Allianz Global Investors Capital	U.S.
John E. Lowe	Special Executive Advisor at Tudor, Pickering, Holt & Co.	U.S.
Greg C. Garland	Chairman of the Board, President and CEO of Phillips 66	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board, President and CEO	U.S.
C. Doug Johnson	Vice President and Controller	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Greg G. Maxwell	Executive Vice President, Finance and CFO	U.S.
Tim G. Taylor	Executive Vice President, Commercial, Marketing, Transportation and Business Development	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.

Phillips 66 Company
Name, Title	Principal Occupation	Citizenship
Directors
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary (Phillips 66)	U.S.
Brian R. Wenzel	Vice President and Treasurer (Phillips 66)	U.S.
Executive Officers
Greg C. Garland	Chairman of the Board, President and CEO	U.S.
C. Doug Johnson	Vice President and Controller	U.S.
Paula A. Johnson	Executive Vice President, Legal, General Counsel, and Corporate Secretary	U.S.
Greg G. Maxwell	Executive Vice President, Finance and CFO	U.S.
Tim G. Taylor	Executive Vice President, Commercial, Marketing, Transportation and Business Development	U.S.
Lawrence M. Ziemba	Executive Vice President, Refining	U.S.